SciTech Development, L.L.C.



ANNUAL REPORT

P.O. Box 36927

Grosse Pointe Farms, MI 48236

0

SciTechSDP.com

This Annual Report is dated April 28, 2022.

BUSINESS

SciTech Development is a Limited Liability Company (L.L.C.) organized under the laws of the State of Michigan and is a specialty pharmaceutical company that has developed a unique nanoparticle drug delivery platform that enhances the stability and bioavailability of water insoluble therapeutics. SciTech's lead drug candidate ST-001 nanoFenretinide is the company's initial lead drug which combines its proprietary drug delivery platform (SDP) with fenretinide, the active pharmaceutical ingredient (API). The Company has 3 employees.

Fenretinide has been shown to be safe and effective in treating multiple cancer indications in both adult and pediatric patients (approx. 40 clinical studies and 3000+ patients). Fenretinide kills cancer cells while not harming healthy cells. Its multiple mechanisms of action (MOA) provide for a safe, broader therapeutic reach with greater clinical outcomes. The phospholipids that make up the drug delivery platform used in delivering fenretinide (ST-001 nanoFenretinide) have been extensively used in humans and are recognized as safe by the U.S. FDA.

ST-001 nanoFenretinide has received Investigational New Drug (IND) approval by the FDA to enter the clinic for the treatment of lymphoma (IND No. 135475). SciTech has received Institutional Review Board (IRB) approval to initiate its ST-001 nanoFenretinide clinical trial at the Rush University Medical Center (ClinicalTrials.gov Identifier: NCT04234048).

The FDA has also granted Orphan Drug Status to ST-001 nanoFenretinide for the treatment of cutaneous T-cell lymphoma (CTCL) and peripheral T-cell lymphoma (PTCL) which provides the company with marketing exclusivity, exemption/waiver from FDA filing fees, and tax benefits.

SciTech Development is the co-inventor, co-owner and exclusive licensee of U.S. Patent No. 8,709,379 (issued April 29, 2014) titled "Liposomal Nanoparticles and Other Formulations of Fenretinide for Use in Therapy and Drug Delivery". The company holds international patent coverage in the major global oncology markets: Canada and the European Union (notably Great Britain, France, and Germany). The company's issued utility patent includes both composition of matter and methods of production claims. SciTech's patent claims are both broad and specific, thereby, effectively blocking creative workaround strategies. SciTech's patent expiry has been extended to February 2030.

It is anticipated that SciTech will file additional patents that make use of its nanoparticle suspension technology to deliver other drugs as well as in combination therapy. Additional IP will be generated from new discoveries made during clinical trials to expand its ST-001 IP runway. Specifically, SciTech's IP will be enhanced & extended with claims derived from data collected during clinical trials and new product innovation. Innovation derived from ST-001 clinical use includes:

• Expanded indications

• Combination therapies

• Product improvements

• New mechanisms of action

Innovation derived from new products include:

• Specific combinations with other promising poorly water-soluble drugs

• IND: topical product in CTCL, AK, other cancers, and skin conditions

• Other medically important compounds (vitamin deficiencies due to rare diseases)

In addition to its patent position, the company has a great deal of "know-how" regarding its ST-001 product manufacture which it generally retains as trade secrets. The company currently has no registered trademarks.

Presently, SciTech is functioning as a virtual company with its key team members located throughout the country. SciTech's immediate goal is to complete its planned Phase 1a/1b clinical trial after which time it plans to develop strategic partnerships with larger pharmaceutical companies who have the resources to sell and market the drug. The prevailing business model for small drug development companies is to be acquired by a larger pharmaceutical company.

SciTech is a Manager Managed LLC. Earle Holsapple is the sole Manager and as such, has full authority over the LLC. Certain matters outlined in Section 5.1 of the SciTech Operating agreement require majority approval from the Initial Members of Scitech (See Exhibit F for additional information). Earle Holsapple and Ralph Parchment are the two Initial Members of SciTech (See Ownership and Capital Structure; Rights of the Securities section for percentage voting rights pertaining to approval required for items listed in Section 5.1 of the SciTech Operating Agreement).

Previous Offerings

Type of security sold: Convertible Note

Final amount sold: $165,000.00

Use of proceeds: Research and development

Date: December 08, 2016

Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note

Final amount sold: $85,000.00

Use of proceeds: Research and development

Date: August 14, 2018

Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note

Final amount sold: $250,000.00

Use of proceeds: R&D, manufacture drug compound, and general operating expenses

Date: July 31, 2019

Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note

Final amount sold: $132,649

Use of proceeds: R&D, manufacture drug compound, and general operating expenses

Date: September 27, 2020

Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

SciTech Development has functioned as a lean, virtual organization. In 2020 and 2021 the Company conducted research, testing and development and obtained regulatory approvals in preparation to enter into a Phase 1 clinical trial of ST-001 nanoFenretinide for the treatment of lymphoma.

Revenue
SciTech Development is a pre-revenue clinical stage specialty pharmaceutical company that has not yet reached commercialization of its lead drug candidate and as such did not generate revenue in 2020 or 2021.

Cost of sales
Cost of sales includes research costs, consulting fees and subcontractor costs to support and advance the development of the company and to prepare the documentation required to obtain regulatory approvals. In 2020, SciTech received Institutional Review Board (IRB) approval to initiate its ST-001 nanoFenretinide clinical trial at the Rush University Medical Center. In 2021, cost of sales was $312,831, representing an 11.3% decrease from 2020's results primarily due to a reduction in subcontractor costs.

General and administrative expenses
General and administrative expenses decreased by 39.5% from $28,485 to $17,246 from 2020 to 2021 driven by continued reduction in costs for travel and events related to conferences and investor presentations. Travel to in-person conferences and meetings continued to be curtailed in lieu of online video attendance.

Historical results and cash flows:
The Company is currently in the clinical stage and is pre-revenue. As such, we are of the opinion that the historical cash flows, which were generated primarily from investments in the form of convertible notes, will not be indicative of future cash flows. As SciTech enters clinical trial with its lead drug candidate, the amount of capital investment and cash expenditures required will ramp significantly. SciTech's immediate goal is to complete its planned Phase 1a/1b clinical trial after which time it plans to develop strategic partnerships with larger pharmaceutical companies with the resources to sell and market the drug.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $37,225.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Marion Gibbons - 2016 Notes

Amount Owed: $65,953.42

Interest Rate: 6.0%

Maturity Date: December 31, 2019

If the company sells equity resulting in gross proceeds of at least $2,000,000 before the repayment of the Note, then the outstanding principal balance and any accrued interest will convert to equity.

Creditor: Ayad Al-Katib - 2016 Notes

Amount Owed: $65,953.42

Interest Rate: 6.0%

Maturity Date: December 31, 2019

If the company sells equity resulting in gross proceeds of at least $2,000,000 before the repayment of the Note, then the outstanding principal balance and any accrued interest will convert to equity.

Creditor: Michael Burns - 2016 Notes

Amount Owed: $32,972.60

Interest Rate: 6.0%

Maturity Date: December 31, 2019

If the company sells equity resulting in gross proceeds of at least $2,000,000 before the repayment of the Note, then the outstanding principal balance and any accrued interest will convert to equity.

Creditor: Kathryn Gibbons - 2016 Notes

Amount Owed: $19,781.10

Interest Rate: 6.0%

Maturity Date: December 31, 2019

If the company sells equity resulting in gross proceeds of at least $2,000,000 before the repayment of the Note, then the outstanding principal balance and any accrued interest will convert to equity.

Creditor: Marion Gibbons - 2018 Notes

Amount Owed: $12,030.14

Interest Rate: 6.0%

Maturity Date: December 18, 2020

If the company sells equity resulting in gross proceeds of at least $2,000,000 before the repayment of the Note, then the outstanding principal balance and any accrued interest will convert to equity.

Creditor: Ayad Al-Katib - 2018 Notes

Amount Owed: $30,498.63

Interest Rate: 6.0%

Maturity Date: December 30, 2020

If the company sells equity resulting in gross proceeds of at least $2,000,000 before the repayment of the Note, then the outstanding principal balance and any accrued interest will convert to equity.

Creditor: SLC Farms, LLC - 2018 Notes

Amount Owed: $195,657.94

Interest Rate: 6.0%

Maturity Date: June 30, 2022

If the company sells equity resulting in gross proceeds of at least $2,000,000 before the repayment of the Note, then the outstanding principal balance and any accrued interest will convert to equity.

Creditor: Nano Investments, LLC - 2019 Notes

Amount Owed: $269,767.12

Interest Rate: 6.0%

Maturity Date: December 31, 2021

If the company sells equity resulting in gross proceeds of at least $2,000,000 before the repayment of the Note, then the outstanding principal balance and any accrued interest will convert to equity.

Creditor: Andrew Stumpf - 2019 Notes

Amount Owed: $17,179.73

Interest Rate: 6.0%

Maturity Date: December 31, 2021

If the company sells equity resulting in gross proceeds of at least $2,000,000 before the repayment of the Note, then the outstanding principal balance and any accrued interest will convert to equity.

Creditor: National Foundation for Cancer Research, Inc. - 2020 Notes

Amount Owed: $285,238.49

Interest Rate: 6.0%

Maturity Date: December 31, 2023

If the company sells equity resulting in gross proceeds of at least $2,000,000 before the repayment of the Note, then the outstanding principal balance and any accrued interest will convert to equity.

Creditor: AIM-HI Accelerator Fund, Inc. - 2020 Notes

Amount Owed: $54,783.56

Interest Rate: 6.0%

Maturity Date: December 31, 2023

If the company sells equity resulting in gross proceeds of at least $2,000,000 before the repayment of the Note, then the outstanding principal balance and any accrued interest will convert to equity.

Creditor: Dr. Ali Moiin - 2021 Notes

Amount Owed: $15,283.56

Interest Rate: 6.0%

Maturity Date: December 31, 2023

If the company sells equity resulting in gross proceeds of at least $2,000,000 before the repayment of the Note, then the outstanding principal balance and any accrued interest will convert to equity.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Earle T. Holsapple, III

Earle T. Holsapple, III's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, President & Co-Founder

Dates of Service: January 01, 2001 - Present

Responsibilities: Earle's primary responsibilities include making major company decisions, managing the overall operations and resources of the company. He currently receives a salary compensation of $250K per year and owns 47.7% equity in the company.

Name: Louis M. Scarmoutzos, Ph.D.

Louis M. Scarmoutzos, Ph.D.'s current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Operations Officer (COO)

Dates of Service: February 06, 2016 - Present

Responsibilities: Lou is tasked with overseeing the day-to-day administrative and operational functions of a business as well as providing assistance to the CEO. He currently receives a salary compensation of $170K per year and owns 10.1% equity in the company.

Other business experience in the past three years:

Employer: Larta Institute

Title: Principal Advisor

Dates of Service: September 01, 2004 - Present

Responsibilities: Provide commercialization consulting in the life sciences and related industries.

Other business experience in the past three years:

Employer: MVS Solutions, Inc.

Title: President & Founder

Dates of Service: June 01, 1999 - Present

Responsibilities: Providing technology commercialization and business development to industry & government.

Other business experience in the past three years:

Employer: Kollodis BioSciences, Inc.

Title: President & Founder

Dates of Service: July 01, 2006 - Present

Responsibilities: Provide commercialization and business development direction.

Name: Andrew Stumpf

Andrew Stumpf's current primary role is with Cadillac Casting, Inc. Andrew Stumpf currently services 10 hours per week in his role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Financial Officer

Dates of Service: April 01, 2019 - Present

Responsibilities: Andrew is responsible for financial and strategic planning and budgeting, financial reporting and year-end audit and tax filings. He currently receives a salary compensation of $154K per year and owns 1.2% equity in the company.

Other business experience in the past three years:

Employer: Cadillac Casting, Inc

Title: VP Finance, Board Member

Dates of Service: January 02, 2018 - Present

Responsibilities: Corporate finance, financial and strategic planning, financial reporting and year-end audit and tax filings.

Other business experience in the past three years:

Employer: Storm Lake Capital, LLC

Title: Partner

Dates of Service: October 01, 2007 - Present

Responsibilities: Transaction sourcing, due diligence, structuring and execution, and portfolio company management.

Other business experience in the past three years:

Employer: Air T, Inc.

Title: Board Member

Dates of Service: September 01, 2014 - November 23, 2019

Responsibilities: Served as Chairman of the Compensation Committee. Member of the Nominating, Audit and Special Independent Committees.

Other business experience in the past three years:

Employer: Rockwell Advisors, Inc.

Title: President

Dates of Service: October 01, 2017 - Present

Responsibilities: Merger & acquisition advisory

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed.

Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Units

Member Name: Earle T. Holsapple, III

Amount and nature of Beneficial ownership: 10,238,173

Percent of class: 65.3

Title of class: Units

Member Name: Ralph Parchment

Amount and nature of Beneficial ownership: 5,451,104

Percent of class: 34.7

RELATED PARTY TRANSACTIONS

Name of Entity: Andrew Stumpf

Relationship to Company: Officer

Nature / amount of interest in the transaction: Andrew Stumpf invested $15,000 in the company in the form of an unsecured convertible promissory note on 7/31/19. Andrew has also received units and warrants in the company for his service.

Material Terms: The note accrues annual interest at 6% with a maturity date of 12/31/21. If the company sells equity resulting in gross proceeds of at least $2,000,000 before the repayment of the Note, then the outstanding principal balance and any accrued interest will convert to equity.

Name of Entity: Earle T. Holsapple III

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Earle is a unit holder and serves as a consultant to the company.

Material Terms: Earle was paid $60,000 in 2021 for professional services and reimbursement of expenses.

Name of Entity: Louis Scarmoutzos

Relationship to Company: Officer

Nature / amount of interest in the transaction: Lou is a unit holder serves as a consultant to the company.

Material Terms: Lou was paid $25,500 for consulting services in 2021.

Name of Entity: Michael Young

Relationship to Company: Unit holder and Consultant

Nature / amount of interest in the transaction: Michael is a unit holder serves as a consultant to the company.

Material Terms: Michael was paid $3,000 for consulting services in 2021.

Name of Entity: BD/M Collective

Names of 20% owners: Phil Robertson, Lori Kavle

Relationship to Company: Unit holder and Consultant

Nature / amount of interest in the transaction: BD/M is a unit holder and serves as a consultant to the company.

Material Terms: BD/M has received $51,600 in consulting fees in 2021 and is a unit holder.

Name of Entity: Ayad Al-Katib

Relationship to Company: Unit and note holder, previously served as a consultant to the company

Nature / amount of interest in the transaction: Ayad Al-Katib invested $50,000 in the company in the form of an unsecured convertible promissory notes in 2016 and invested $25,000 in the form of an unsecured convertible promissory note in 2018. Ayad has also received units and warrants in the company for his service. Ayad is not currently engaged in a service agreement with the company.

Material Terms: The 2016 notes accrue annual interest at 6% with a maturity date of 12/31/19. The 2018 notes accrue annual interest at 6% with a maturity date of 12/31/20. If the company sells equity resulting in gross proceeds of at least $2,000,000 before the repayment of the notes, then the outstanding principal balance and any accrued interest will convert to equity.

Name of Entity: Michael Burns

Relationship to Company: Unit and note holder, serves as a consultant to the company

Nature / amount of interest in the transaction: Michael Burns invested $25,000 in the company in the form of an unsecured convertible promissory notes in 2016. Michael has also received units and warrants in the company for his service as a consultant.

Material Terms: The note accrues annual interest at 6% with a maturity date of 12/31/19. If the company sells equity resulting in gross proceeds of at least $2,000,000 before the repayment of the Note, then the outstanding principal balance and any accrued interest will convert to equity.

OUR SECURITIES

The company has authorized 2016 Convertible Notes, 2018 Convertible Notes, 2019 Convertible Notes, 2020 Convertible Notes, and Units. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,818,181 of Units.

2016 Convertible Notes

The security will convert into Units and the terms of the 2016 Convertible Notes are outlined below:

Amount outstanding: $140,000.00

Maturity Date: December 31, 2019

Interest Rate: 6.0%

Discount Rate: 25.0%

Valuation Cap: $10,000,000.00

Conversion Trigger: Qualified Financing of at least $2,000,000

Material Rights

If the company sells equity resulting in gross proceeds of at least $2,000,000 before the repayment of the Note, then the Note will convert to units equal to the outstanding principal balance and any accrued interest divided by the conversion price. The conversion price will be equal to the lessor of the i) price per unit paid by the investors multiplied by the discount or ii) the price equal to the valuation cap divided by the number of outstanding units.

Upon the occurrence of any Events of Default, the entire unpaid principal balance of the Note and all accrued and unpaid interest hereunder shall become immediately due and payable.

2018 Convertible Notes

The security will convert into Units and the terms of the 2018 Convertible Notes are outlined below:

Amount outstanding: $227,649.00

Maturity Date: December 31, 2020

Interest Rate: 6.0%

Discount Rate: 25.0%

Valuation Cap: $10,000,000.00

Conversion Trigger: Qualified Financing of at least $2,000,000

Material Rights

If the company sells equity resulting in gross proceeds of at least $2,000,000 before the repayment of the Note, then the Note will convert to units equal to the outstanding principal balance and any accrued interest divided by the conversion price. The conversion price will be equal to the lessor of the i) price per unit paid by the investors multiplied by the discount or ii) the price equal to the valuation cap divided by the number of outstanding units.

Upon the occurrence of any Events of Default, the entire unpaid principal balance of the Note and all accrued and unpaid interest hereunder shall become immediately due and payable.

2019 Convertible Notes

The security will convert into Units and the terms of the 2019 Convertible Notes are outlined below:

Amount outstanding: $250,000.00

Maturity Date: December 31, 2021

Interest Rate: 6.0%

Discount Rate: 25.0%

Valuation Cap: $8,000,000.00

Conversion Trigger: Qualified Financing of at least $2,000,000

Material Rights

If the company sells equity resulting in gross proceeds of at least $2,000,000 before the repayment of the Note, then the Note will convert to units equal to the outstanding principal balance and any accrued interest divided by the conversion price. The conversion price will be equal to the lessor of the i) price per unit paid by the investors multiplied by the discount or ii) the price equal to the valuation cap divided by the number of outstanding units.

Upon an Event of Default, at the option of the Requisite Holders, the Note shall accelerate and all principal and accrued interest shall be due and payable.

2020 Convertible Notes

The security will convert into Units and the terms of the 2020 Convertible Notes are outlined below:

Amount outstanding: $310,332.19

Maturity Date: December 31, 2023

Interest Rate: 6.0%

Discount Rate: 25.0%

Valuation Cap: $10,000,000.00

Conversion Trigger: Qualified Financing of at least $2,000,000

Material Rights

If the company sells equity resulting in gross proceeds of at least $2,000,000 before the repayment of the Note, then the Note will convert to units equal to the outstanding principal balance and any accrued interest divided by the conversion price. The conversion price will be equal to the lessor of the i) price per unit paid by the investors multiplied by the discount or ii) the price equal to the valuation cap divided by the number of outstanding units.

In the Event of Default, at the option of the Requisite Holder, the Note shall accelerate and all principal and unpaid accrued interest shall become due and payable.

Units

The amount of securities authorized is 23,246,651 with a total of 23,246,651 outstanding.

Voting Rights

There are no voting rights associated with Units.

Material Rights

The amount of units outstanding includes 1,768,467 units to be issued pursuant to outstanding warrants.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our patents and other intellectual property could be unenforceable or ineffective.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

There are several potential competitors who are better positioned than we are to take the majority of the market

We will compete with larger, established [PRODUCTS] who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the [PRODUCT] developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

This is a brand-new company.

It has no history, no clients, no revenues. If you are investing in this company, it's because you think the [PRODUCT] is a good idea, that the IP Company will be able to secure the intellectual property rights to the [PRODUCT] and that the company will secure the exclusive marketing and manufacture rights to the [PRODUCT] from the IPCompany, that we will be able to successfully market, manufacture and sell the [PRODUCT], that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable

Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations.

We estimate that we will require at least $[X] million to commence commercial production of the [PRODUCT]. We believe that we will be able to finance the commercial production of the [PRODUCT] throughpre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

You can't easily resell the securities.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

Our financial review includes a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Any valuation at this stage is pure speculation.

No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

Our business projections are only estimates.

There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and [PRODUCT] has priced the services at a level that allows the company to make a profit and still attract business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 28, 2022.

SciTech Development, L.L.C.

By   /s/ /s/ Andrew J. Stumpf

Name: SciTech Development, L.L.C.

Title: CFO

Exhibit A

FINANCIAL STATEMENTS

SCITECH DEVELOPMENT, LLC
GROSSE POINTE FARMS, MICHIGAN
DECEMBER 31, 2021



Baird, Cotter & Bishop, P.C.
SERVING YOUR PAST, PRESENT & FUTURE

CERTIFIED PUBLIC ACCOUNTANTS
134 WEST HARRIS STREET CADILLAC, MICHIGAN 49601 PHONE: (231) 775-9789 FAX: (231) 775-9749
www.bcbcpa.com

SCITECH DEVELOPMENT, LLC
GROSSE POINTE FARMS, MICHIGAN

DECEMBER 31, 2021

TABLE OF CONTENTS

	PAGES
Independent Auditor's Report	1 - 2
Basic Financial Statements	
Balance Sheet	3
Statement of Income and Comprehensive Income	4
Statement of Changes in Members' Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7 - 13

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Baird, Cotter & Bishop, P.C.

SERVING YOUR PAST, PRESENT & FUTURE

CERTIFIED PUBLIC ACCOUNTANTS
134 WEST HARRIS STREET CADILLAC, MICHIGAN 49601 PHONE: (231) 775-9789 FAX: (231) 775-9749
www.bcbcpa.com

April 22, 2022

INDEPENDENT AUDITOR'S REPORT

SciTech Development, LLC
Grosse Pointe Farms, Michigan

Opinion

We have audited the accompanying financial statements of SciTech Development, LLC (a Michigan corporation), which comprise the balance sheet as of December 31, 2021, and the related statements of income and comprehensive income, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SciTech Development, LLC as of December 31, 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of SciTech Development, LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about SciTech Development LLC's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgement made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgement and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of SciTech Development, LLC's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgement, there are conditions or events, considered in the aggregate, that raise substantial doubt about SciTech Development, LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, amount other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

BAIRD, COTTER AND BISHOP, P.C.

Baird, Cotter & Bishop, P.C.

SCITECH DEVELOPMENT, LLC
GROSSE POINTE FARMS, MICHIGAN

BALANCE SHEET
DECEMBER 31, 2021

ASSETS
  Current Assets

Cash & Cash Equivalents	$	37,225
Total Current Assets		37,225

  Non-Current Assets

Deferred Tax Assets		258,131
Total Non-Current Assets		258,131
TOTAL ASSETS	$	295,356

LIABILITIES AND MEMBERS' EQUITY
  Current Liabilities

Accounts Payable	$	36,004
Current Portion of Notes Payable		192,650
Total Current Liabilities		228,654

  Long-Term Liabilities

Accrued Independent Contractors		666,649
Accrued Expenses		95,195
Accrued Interest		122,118
Notes Payable (Net of Current Portion)		750,332
Total Long-Term Liabilities		1,634,294
Total Liabilities		1,862,948

  Members' Equity (Deficit)

Membership Units		1,691
Retained (Deficit)		(1,569,283)
Total Members' Equity (Deficit)		(1,567,592)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	295,356

The accompanying notes are an integral part of these financial statements.

SCITECH DEVELOPMENT, LLC
GROSSE POINTE FARMS, MICHIGAN

STATEMENT OF INCOME AND COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2021

Sales	$ 0
Cost of Sales	
Marketing Expense	5,000
Consulting Fees	79,394
Sub Contractors	228,437
Total Cost of Sales	312,831
Gross Profit (Loss)	(312,831)
General and Administrative Expenses	
Licenses	50
Meals	504
Travel & Events	2,104
Phone, Software & Internet	9,123
Office Expense	2,499
Bank Fees	2,916
Miscellaneous Expense	50
Total General and Administrative Expenses	17,246
Net Operating Income (Loss)	(330,077)
Other Income (Expense)	
Interest Income	8
Interest Expense	(51,196)
Total Other Income (Expense)	(51,188)
Net Income (Loss) Before Tax	(381,265)
Deferred Income Tax (Expense) Benefit	64,617
Net Income (Loss) After Tax	(316,648)
Other Comprehensive Income (Loss)	0
Total Comprehensive Income (Loss)	$ (316,648)

The accompanying notes are an integral part of these financial statements.

SCITECH DEVELOPMENT, LLC
GROSSE POINTE FARMS, MICHIGAN

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

	MEMBERSHIP UNITS		RETAINED (DEFICIT)		TOTAL
BALANCE - January 1, 2021	$	1,691	$ (1,252,635)	$	(1,250,944)
Income (Loss)		0	(316,648)		(316,648)
BALANCE - December 31, 2021	$	1,691	$ (1,569,283)	$	(1,567,592)

The accompanying notes are an integral part of these financial statements.

SCITECH DEVELOPMENT, LLC
GROSSE POINTE FARMS, MICHIGAN

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2021

Cash Flows from Operating Activities		
Net Income (Loss)	$	(316,648)
Adjustments to Reconcile Net Income to Net Cash		
Provided (Used) by Operating Activities		
Deferred Income Taxes		(64,617)
Increase (Decrease) in		
Accounts Payable		25,579
Accrued Independent Contractors		90,500
Accrued Expenses		2,381
Accrued Interest		33,546
Net Cash Provided (Used) by Operating Activities		(229,259)
Cash Flows from Financing Activities		
Proceeds from Long-Term Debt		132,650
Net Cash Provided (Used) by Financing Activities		132,650
Net Increase (Decrease) in Cash and Cash Equivalents		(96,609)
Cash & Cash Equivalents at the Beginning of the Year		133,834
Cash & Cash Equivalents at the End of the Year	$	37,225

The accompanying notes are an integral part of these financial statements.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company was established in 2000 for the purpose of engaging in scientific, engineering, medical and related research; creating and developing intellectual property as a result of such research; developing, producing, and marketing products for medical, health-care, engineering, or other commercial or non-commercial purposes; and engaging in all matters incidental or related thereto, or resulting therefrom.

1. Basis of Accounting
   The financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP).

2. Inventories
   Inventories are stated at the lower of cost or market on the first-in first-out basis. There was no material inventory at December 31, 2021.

3. Cash and Cash Equivalents
   The Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents on the statement of cash flows.

4. Use of Estimates
   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain amounts and disclosures. Accordingly, actual results could differ from those estimates.

5. Income Taxes
   SciTech Development, LLC is taxed as a corporation, which causes them to recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the respective tax basis of their assets and liabilities. Deferred tax assets and liabilities are measured using current enacted tax rates expected to apply to taxable income in the years in which they expect the temporary differences to reverse.

NOTE B – RELATED PARTY TRANSACTIONS

There are no related party accounts receivable at December 31, 2021. All other related party transactions are as follows.

During the year, SciTech Development, LLC made various payments to some of the members for work performed as well as reimbursed expenses, the total of these payments are listed below:

Member	Amount Paid	Description of Payments
Earle Holsapple	$ 60,000	Consulting Fees
Louis Scarmoutzos	25,500	Consulting Fees
BD/M Collective	51,600	Consulting Fees
Michael Young	3,000	Consulting Fees

Due to the nature of the company, there are large balances due to members for accrued contracted labor, accrued reimbursable expenses, and notes payable. These balances are listed as follows:

Member	Accounts Payable	Accrued Contracted Labor	Accrued Reimbursable Expenses	Notes Payable	Total Due to Member
Earle Holsapple	$ 0	$ 463,750	$ 16,501	$ 0	$ 480,251
Ralph Parchment	0	0	9,017	0	9,017
Ayad Al-Katib	0	0	0	75,000	75,000
Michael Burns	0	0	0	25,000	25,000
Louis Scarmoutzos	0	27,000	731	0	27,731
Andrew Stumpf	0	0	700	15,000	15,700
Donald Zinn	0	20,524	0	0	20,524
Michael Young	0	52,875	0	0	52,875
Brian Layland Jones	0	38,500	0	0	38,500
BD/M Collective	5,000	55,000	0	0	60,000
Ali Moiin	0	0	0	15,000	15,000

NOTE C – DEPOSITS

As of December 31, 2021, the company had deposits subject to the following risk:

Custodial Credit Risk – Deposits. In the case of deposits, this is the risk that in the event of a bank failure, the entity's deposits may not be returned to it. As of December 31, 2021, $37,225 of SciTech Development LLC's bank balance of $37,225 was exposed to custodial credit risk because it was uninsured and uncollateralized. As of December 31, 2021, deposits of $37,225 are reported as cash and cash equivalents.

Concentration of credit risk. SciTech Development, LLC will minimize Concentration of Credit Risk, which is the risk of loss attributed to the magnitude of the Company's investment in a single issuer, by diversifying the investment portfolio so that the impact of potential losses from any one type of security or issuer will be minimized.

NOTE D – INCOME TAXES

As a result of prior and current operating losses, SciTech Development, LLC recognizes deferred income tax assets on carried forward net operating loss, or "NOL," carryforwards for federal and state income tax purposes. The ability to utilize the NOL carryforwards to reduce income in future years is evaluated on an annual basis. An NOL can benefit a company by reducing taxable income in future tax years.

The Company's provision for income taxes for 2021 consist of the following:

	Total
Current Tax Expense	$ 0
Deferred Tax (Expense) Benefit	64,617
	$ 64,617

NOTE E – LONG-TERM DEBT

At December 31, 2021, SciTech Development LLC, had outstanding convertible notes totaling $942,982. The estimated annual requirement for principal and accrued interest payments is:

Year Ended	Principal	Accrued Interest	Total
December 31, 2022	$ 192,650	$ 3,008	$ 195,658
December 31, 2023	325,332	29,974	355,306
Unknown	425,000	89,136	514,136
	$ 942,982	$ 122,118	$ 1,065,100

Interest expense for the year was $51,196.

The outstanding convertible notes consist of the following issues:

2016 NOTES

1. During 2016, SciTech Development, LLC issued $165,000 worth of 6% interest unsecured convertible promissory notes, convertible into membership units. During 2021, one of the notes was amended and was combined with a 2021 note, leaving $140,000 worth of 6% interest unsecured convertible promissory notes, convertible into membership units outstanding. The notes are convertible at the option of the holders with the following terms:

   • If at any time the company consummates a financing for the sale of equity in which the gross offering proceeds to the company are at least two million dollars, and the financing structure incorporates reasonable customary terms for equity financing, then, the outstanding principal and accrued interest will automatically convert into units.

   • If the subscriber has invested, in total, less than $50,000, the conversion price for their notes in a qualified financing will be equal to 90% of the per unit price paid by the purchasers of such membership units in the qualified financing.

   • If the subscriber has invested, in total, between $50,000 and $100,000, the conversion price for their notes in a qualified financing will be equal to 87.5% of the per unit price paid by the purchasers of such membership units in the qualified financing.

9

- If the subscriber has invested, in total, more than $100,000, the conversion price for their notes in a qualified financing will be equal to 85% of the per unit price paid by the purchasers of such membership units in the qualified financing.

The conversion price is subject to adjustment to reflect distributions and similar events as determined by the company's manager. The automatic conversion of the notes into membership units will be deemed to occur as of the date of closing the qualified financing, or the date of the first closing in a series of closings constituting qualified financing.

The maturity date of the 2016 notes was December 31, 2019, and although, the notes have reached their maturity, none of the note holders have demanded repayment of principal and accrued interest for these notes. In consideration for this, SciTech Development, LLC has continued to accrue interest at the stated terms beyond the maturity date in these instances.

Year Ended	Principal	Accrued Interest	Total
Unknown	$ 140,000	$ 44,660	$ 184,660

2018 NOTES

2. During 2018, SciTech Development, LLC issued $85,000 worth of 6% interest unsecured convertible promissory notes, convertible into membership units. During 2021, one of the notes was amended and was combined with a 2021 note, leaving $35,000 worth of 6% interest unsecured convertible promissory notes, convertible into membership units outstanding. The notes are convertible at the option of the holders with the following terms:

- If at any time the company consummates a financing for the sale of equity in which the gross offering proceeds to the company are at least two million dollars, and the financing structure incorporates reasonable customary terms for equity financing, then, the outstanding principal and accrued interest will automatically convert into units.

- If a qualified financing has not occurred prior to the maturity date, then the company may elect, upon notice of such election to convert any outstanding balance into membership units. The conversion price per share shall be equal to the quotient of $10,000,000 divided by the aggregate number of outstanding membership units as of the maturity date.

The maturity date of the 2018 notes is December 31, 2020, and although, the notes have reached their maturity, none of the note holders have demanded repayment of principal and accrued interest for these notes. In consideration for this, SciTech Development, LLC has continued to accrued interest at the stated terms beyond the maturity date in these instances.

Year Ended	Principal	Accrued Interest	Total
Unknown	$ 35,000	$ 7,529	$ 42,529

2019 NOTES

3. During 2019, SciTech Development, LLC issued $250,000 worth of 6% interest unsecured convertible promissory notes, convertible into membership units. The notes are convertible at the option of the holders at a conversion rate based on the qualified financing closing.

    •   If the subscriber has invested, in total, less than or equal to $100,000 pursuant to this purchase agreement and the qualified financing closes no later than 180 days from the date of the subscriber's note, then the subscriber will receive a warrant in an amount equal to 25% of the amount invested by the subscriber in this offering.

    •   If the subscriber has invested, in total, less than or equal to $100,000 pursuant to this purchase agreement and the qualified financing closes more than 360 days from the date of the subscriber's note, then the subscriber will receive a warrant in an amount equal to 50% of the amount invested by the subscriber in this offering.

    •   If the subscriber has invested, in total, less than or equal to $100,000 pursuant to this purchase agreement and the qualified financing closes more than 360 days from the date of the subscriber's note, then the subscriber will receive a warrant in an amount equal to 100% of the amount invested by the subscriber in this offering.

    •   In addition to above, if the subscriber has invested, in total, greater than $100,000 pursuant to this purchase agreement, then the subscriber will receive concurrently with qualified financing close a warrant in an amount equal to 100% of the amount invested that exceeds $100,000 by the subscriber in this offering. Each warrant will have a three-year term from the date of granting and an exercise price equal to 80% of the unit price paid by the qualified financing investors.

    The maturity date of the 2019 notes is December 31, 2021, and although, the notes have reached their maturity, none of the note holders have demanded repayment of principal and accrued interest for these notes. In consideration for this, SciTech Development, LLC has continued to accrued interest at the stated terms beyond the maturity date in these instances.

Year Ended	Principal	Accrued Interest	Total
Unknown	$ 250,000	$ 36,947	$ 286,947

4. SciTech Development, LLC also issued $250,000 was originally issued as a 7% convertible translation research grant that could be converted to a convertible note, this grant would be due at the time that the translation research was deemed successful. The note was adjusted in 2020 for an additional $10,332 which included accrued interest being recorded as an outstanding note, for a total unsecured convertible promissory note of $260,332, with an interest rate of 6%. The note is convertible at the option of the holders at a conversion rate based on the qualified financing closing.

    •   If the subscriber has invested, in total, less than or equal to $100,000 pursuant to this purchase agreement and the qualified financing closes no later than 180 days from the date of the subscriber's note, then the subscriber will receive a warrant in an amount equal to 25% of the amount invested by the subscriber in this offering.

- If the subscriber has invested, in total, less than or equal to $100,000 pursuant to this purchase agreement and the qualified financing closes between 181 days and 360 days from the date of the subscriber's note, then the subscriber will receive a warrant in an amount equal to 50% of the amount invested by the subscriber in this offering.

- If the subscriber has invested, in total, less than or equal to $100,000 pursuant to this purchase agreement and the qualified financing closes more than 360 days from the date of the subscriber's note, then the subscriber will receive a warrant in an amount equal to 100% of the amount invested by the subscriber in this offering.

- In addition to above, if the subscriber has invested, in total, greater than $100,000 pursuant to this purchase agreement, then the subscriber will receive concurrently with qualified financing close a warrant in an amount equal to 100% of the amount invested that exceeds $100,000 by the subscriber in this offering. Each warrant will have a three-year term from the date of granting and an exercise price equal to 80% of the per unit price paid by the qualified financing investors.

The outstanding principal amount of the note, together with accrued but unpaid interest, will be due and payable, unless otherwise converted into stock of the company by the note holder, pursuant to the maturity date of December 31, 2023.

Year Ended	Principal	Accrued Interest	Total
December 31, 2023	$ 260,332	$ 24,906	$ 285,238

2020 NOTES

5. During 2020, SciTech Development, LLC issued $50,000 worth of 6% interest unsecured convertible promissory notes, convertible into membership units. The note is convertible at the option of the holders at a conversion rate based on the qualified financing closing.

The outstanding principal amount of the note, together with accrued but unpaid interest, will be due and payable, unless otherwise converted into stock of the company by the note holder, pursuant to the maturity date of December 31, 2023.

Year Ended	Principal	Accrued Interest	Total
December 31, 2023	$ 50,000	$ 4,784	$ 54,784

2021 NOTES

6. During 2021, SciTech Development, LLC issued $15,000 worth of 6% interest unsecured convertible promissory notes, convertible into membership units. The note is convertible at the option of the holders at a conversion rate based on the qualified financing closing.

The outstanding principal amount of the note, together with accrued but unpaid interest, will be due and payable, unless otherwise converted into stock of the company by the note holder, pursuant to the maturity date of December 31, 2023.

Year Ended	Principal	Accrued Interest	Total
December 31, 2023	$ 15,000	$ 284	$ 15,284

7. During 2021, SciTech Development, LLC amended a 2016 and 2018 note, as well as issued $100,000 worth of 6% interest unsecured convertible promissory notes, convertible into membership units. The note is convertible at the option of the holders at a conversion rate based on the qualified financing closing.

The outstanding principal amount of the note, together with accrued but unpaid interest, will be due and payable, unless otherwise converted into stock of the company by the note holder, pursuant to the maturity date of June 30, 2022.

Year Ended	Principal	Accrued Interest	Total
June 30, 2022	$ 192,650	$ 3,008	$ 195,658

NOTE F – RESEARCH AND DEVELOPMENT

Research and development costs are charged to operations when incurred and are included in operating expenses. The amount charged in 2021 was $312,831.

NOTE G – EQUITY

During the year, there were no additional units issued, but SciTech Development, LLC did a 12.6999997 to 1 unit split. As of December 31, 2021, SciTech Development, LLC had authorized 21,478,184 units, all of which are issued and outstanding.

In addition to the units above, SciTech Development, LLC has 1,768,468 outstanding warrants which represent the right, but not the obligation, to purchase units of SciTech Development, LLC.



Baird, Cotter & Bishop, P.C.
SERVING YOUR PAST, PRESENT & FUTURE

CERTIFIED PUBLIC ACCOUNTANTS
134 WEST HARRIS STREET CADILLAC, MICHIGAN 49601 PHONE: (231) 775-9789 FAX: (231) 775-9749
www.bcbcpa.com

April 22, 2022

COMMUNICATION WITH THOSE CHARGED WITH GOVERNANCE
AT AUDIT CONCLUSION

To Management
SciTech Development, LLC
281 Kercheval Avenue
Grosse Pointe Farms, MI 48236

We have audited the financial statements of SciTech Development, LLC for the year ended December 31, 2021, and we will issue our report thereon dated April 22, 2022. Professional standards require that we provide you with information about our responsibilities under generally accepted auditing standards, as well as certain information related to the planned scope and timing of our audit. We have communicated such information in our letter to you dated April 15, 2022. Professional standards also require that we communicate to you the following information related to our audit.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

You are responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by SciTech Development, LLC are described in Note A to the financial statements. No new accounting policies were adopted, and the application of existing policies was not changed during 2021. We noted no transactions entered into by SciTech Development, LLC during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

Accounting estimates are an integral part of the financial statements and are based on your knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected.

The financial statement disclosures are neutral, consistent, and clear.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all misstatements identified during the audit, other than those that are clearly trivial, and communicate them to the appropriate level of management. You have corrected all such misstatements.

Disagreements with Management

For purposes of this letter, a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated April 22, 2022.

Management Consultations with Other Independent Accountant

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to SciTech Development, LLC's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as SciTech Development, LLC's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

This information is intended solely for the use of the members and management of SciTech Development, LLC and is not intended to be, and should not be, used by anyone other than these specified parties.

BAIRD, COTTER AND BISHOP, P.C.

Baird, Cotter & Bishop, P.C.

CERTIFICATION

I, /s/ Andrew J. Stumpf, Principal Executive Officer of SciTech Development, L.L.C., hereby certify that the financial statements of SciTech Development, L.L.C. included in this Report are true and complete in all material respects.

/s/ Andrew J. Stumpf

CFO